FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the appointment of Dr. Peng Fang as chief executive officer of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on January 25, 2010.

JA Solar Announces Dr. Peng Fang as Chief Executive Officer

Mr. Baofang Jin Remains Executive Chairman

Shanghai, Jan. 25, 2010 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced the appointment of Dr. Peng Fang as chief executive officer, effective immediately.  Mr. Baofang Jin will remain in his role as executive chairman and will work closely with Dr. Fang.

Dr. Fang joins JA Solar with more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China.

Most recently, Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months. Dr. Fang was formerly president of Huahong NEC, one of the largest semiconductor foundries in China.  Dr. Fang has also held various technology and management positions at Applied Materials and AMD in the U.S.  Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota.  He was also a postdoctoral research fellow at the EECS Department of UC Berkeley.  Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.

“We are honored to have Dr. Fang join our team and help lead us into our next stage of growth,” said Mr. Baofang Jin, chairman of JA Solar.  “JA Solar will benefit from his successful worldwide management experience in the solar and semiconductor industries, and we will work together to make JA Solar the premier solar company in the world,” he said.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACTS:

Alexis Pascal/Deborah Stapleton
Stapleton Communications Inc.
650.470.0200
deb@stapleton.com
alexis@stapleton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

	By	/s/ Peng Fang

	Name:	Peng Fang

	Title:	Chief Executive Officer

Date: January 26, 2010